Exhibit 99.17

BSR REAL ESTATE INVESTMENT TRUST
(the “REIT”)

Annual General Meeting of Unitholders
Held on May 14, 2026

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

The following matters were voted on at the annual general meeting of unitholders of the REIT held on May 14, 2026 (the “Meeting”). Full details of the matters are set out in the REIT’s management information circular dated March 11, 2026 (the “Circular”), which is available on SEDAR+ at www.sedarplus.ca.

1. Election of Trustees

Each of the seven nominees listed in the Circular was elected to serve as a trustee of the REIT until the close of the next annual meeting of unitholders of the REIT or until his or her successor is elected, with the outcome of the vote being as follows:1

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Mark Decker, Jr.	17,655,352	99.108%	158,908	0.892%
William A. Halter	17,083,466	95.898%	730,792	4.102%
Karine MacIndoe	17,730,486	99.530%	83,774	0.470%
S. Jane Marshall	16,963,558	95.225%	850,700	4.775%
Teresa Neto	17,645,127	99.051%	169,133	0.949%
Daniel M. Oberste	17,797,329	99.905%	16,931	0.095%
Graham D. Senst	17,582,053	98.697%	232,207	1.303%

1 All matters were voted on by proxy or at the Meeting, without a ballot. The items in the chart reflect the proxy tabulation results.

2. Appointment of Auditors

KPMG LLP was appointed as auditor of the REIT, to hold office until the next annual meeting of unitholders of the REIT or until a successor is appointed, and the board of trustees of the REIT was authorized to fix the auditor’s remuneration, with the outcome of the vote being as follows:1

Votes For	% Votes For	Votes Withheld	% Votes Withheld
19,610,779	98.583%	281,804	1.417%

Dated this 14th day of May, 2026.

BSR REAL ESTATE INVESTMENT TRUST

By:	“Thomas Cirbus”
Name: Thomas Cirbus
Title: Chief Financial Officer

1 All matters were voted on by proxy or at the Meeting, without a ballot. The items in the chart reflect the proxy tabulation results.